                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 11-K




/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934

    For the fiscal year ended December 31, 2004

                                       or

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934

    For the transition period from _____to_____




                          Commission file number 1-7657



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                     AMERICAN EXPRESS INCENTIVE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                            AMERICAN EXPRESS COMPANY
                             World Financial Center
                                200 Vesey Street
                            New York, New York 10285

                     AMERICAN EXPRESS INCENTIVE SAVINGS PLAN

                                  FORM 11-K FOR

                     YEARS ENDED DECEMBER 31, 2004 AND 2003

                                      INDEX



Report of Independent Registered Public Accounting Firm                       1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits as of
     December 31, 2004 and 2003                                               2

Statements of Changes in Net Assets Available for
     Benefits for the years ended:

         December 31, 2004                                                    3

         December 31, 2003                                                    4

Notes to the Financial Statements                                             5

SUPPLEMENTAL SCHEDULES

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)               13

Schedule H, Line 4i - Schedule of Assets (Acquired and
     Disposed of Within the Plan Year)                                       16

Schedule H, Line 4j - Schedule of Reportable Transactions                    17

Signature                                                                    18

Exhibit Index                                                                19

EXHIBIT

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

             Report of Independent Registered Public Accounting Firm

The Employee Benefits Administration Committee
American Express Company

     We have audited the accompanying statements of net assets available for benefits of the American Express Incentive Savings Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2004, and assets (acquired and disposed of within the plan year) and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                       /s/ Ernst & Young LLP

Minneapolis, Minnesota
June 6, 2005

                     American Express Incentive Savings Plan
                 Statements of Net Assets Available for Benefits

                                                     DECEMBER 31, 2004             DECEMBER 31, 2003
                                                 -------------------------    --------------------------

ASSETS

Investments                                                $3,350,018,888                $3,023,472,116
Cash                                                            2,776,504                    10,114,839
Receivables:
   Investment income                                           76,024,209                    68,123,705
   Employer Contributions-
      Other than profit sharing                                18,945,857                    18,707,453
      Profit sharing                                           75,321,611                    62,533,842

                                                 -------------------------    --------------------------
Total Assets                                                3,523,087,069                 3,182,951,955
                                                 -------------------------    --------------------------


                                                 -------------------------    --------------------------
Net assets available for benefits                          $3,523,087,069                $3,182,951,955
                                                 =========================    ==========================

See notes to the financial statements.

                     American Express Incentive Savings Plan
            Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 2004

                                                      PARTICIPANT-            NONPARTICIPANT-
                                                        DIRECTED                  DIRECTED                   TOTAL
                                                -------------------------  -----------------------  ------------------------
Contributions:
    Employer -
      Other than profit sharing                           $   50,978,817           $  19,411,424            $   70,390,241
      Profit sharing                                          75,352,278                       -                75,352,278
    Employee                                                 142,974,992                       -               142,974,992
    Member rollovers or transfers                              6,579,159                       -                 6,579,159
                                                -------------------------  -----------------------  ------------------------
Total Contributions                                          275,885,246              19,411,424               295,296,670
                                                -------------------------  -----------------------  ------------------------

Investment Income:
    Interest and dividends                                    51,929,822               3,204,060                55,133,882
    Interest on participant loans                              5,005,812                       -                 5,005,812
    Net realized/unrealized appreciation                     202,804,393              60,769,054               263,573,447
                                                -------------------------  -----------------------  ------------------------
Total Investment Income                                      259,740,027              63,973,114               323,713,141
                                                -------------------------  -----------------------  ------------------------

Total Contributions and
    Investment Income                                        535,625,273              83,384,538               619,009,811

Withdrawal payments                                         (249,967,431)            (28,907,266)             (278,874,697)

Net transfers between
    acccounts in (out)                                        14,120,546             (14,120,546)                        -
                                                -------------------------  -----------------------  ------------------------

Net increase in net assets
    available for benefits                                   299,778,388              40,356,726               340,135,114

Net assets available for
    benefits at beginning of year                          2,802,254,684             380,697,271             3,182,951,955
                                                -------------------------  -----------------------  ------------------------

Net assets available for
    benefits at end of year                               $3,102,033,072           $ 421,053,997            $3,523,087,069
                                                =========================  =======================  ========================

See notes to the financial statements.

                     American Express Incentive Savings Plan
            Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 2003


                                                      PARTICIPANT-            NONPARTICIPANT-
                                                        DIRECTED                   DIRECTED                   TOTAL
                                                -------------------------  -----------------------  ------------------------
Contributions:
    Employer -
      Other than profit sharing                             $ 49,980,225             $ 19,060,692              $ 69,040,917
      Profit sharing                                          62,647,430                        -                62,647,430
    Employee                                                 133,592,675                        -               133,592,675
    Member rollovers or transfers                              4,971,153                        -                 4,971,153
                                                -------------------------  -----------------------  ------------------------
Total Contributions                                          251,191,483               19,060,692               270,252,175
                                                -------------------------  -----------------------  ------------------------

Investment Income:
    Interest and dividends                                    38,282,385                2,850,573                41,132,958
    Interest on participant loans                              5,780,276                        -                 5,780,276
    Net realized/unrealized appreciation                     440,894,640              101,828,492               542,723,132
                                                -------------------------  -----------------------  ------------------------
Total Investment Income                                      484,957,301              104,679,065               589,636,366
                                                -------------------------  -----------------------  ------------------------

Total Contributions and
    Investment Income                                        736,148,784              123,739,757               859,888,541

Withdrawal payments                                         (229,798,173)             (29,548,408)             (259,346,581)

Net transfers between
    acccounts in (out)                                         3,404,145               (3,404,145)                        -
                                                -------------------------  -----------------------  ------------------------

Net increase in net assets
    available for benefits                                   509,754,756               90,787,204               600,541,960

Net assets available for
    benefits at beginning of year                          2,292,499,928              289,910,067             2,582,409,995
                                                -------------------------  -----------------------  ------------------------

Net assets available for
    benefits at end of year                               $2,802,254,684            $ 380,697,271            $3,182,951,955
                                                =========================  =======================  ========================


See notes to the financial statements.

                     American Express Incentive Savings Plan
                        Notes to the Financial Statements
                                December 31, 2004

1. DESCRIPTION OF THE PLAN

GENERAL

     The American Express Incentive Savings Plan (the "Plan"), which became effective June 11, 1973, is a defined contribution pension plan. Under the terms of the Plan, regular full-time and certain part-time employees of American Express Company and its participating subsidiaries (the "Company") can make contributions to the Plan upon date of hire and are eligible to receive Company contributions upon completion of one year of service.

     The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The following is not a comprehensive description of the Plan, and therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the Plan Document for more complete information.

ADMINISTRATION

     American Express Trust Company ("AETC"), a wholly-owned subsidiary of American Express Financial Corporation ("AEFC"), is the Trustee of the Plan. AEFC is a wholly-owned subsidiary of American Express Company. The Plan is administered by the Company's Employee Benefits Administration Committee ("EBAC"), and the Company's Benefit Plans Investment Committee ("BPIC") selects the investment options available under the Plan and directs the manner in which investment options unique to the Plan are invested. BPIC has the power to appoint investment managers to make investment decisions. Both Committees are appointed by the Compensation and Benefits Committee of the Board of Directors of American Express Company.

EXPENSES

     Fees, commissions and other charges attributable to the Plan as a whole are paid by the Plan, unless paid by the Company. Currently, all administrative expenses incurred with regard to the Plan are borne by the Company. Expenses related to the Plan's investments, such as brokerage commissions, fees, stock transfer taxes and other charges, are generally paid out of the applicable investment fund. The participant pays certain fees and expenses of the Self-Managed Brokerage Account ("SMBA").

CONTRIBUTIONS

The Plan currently provides for the following contributions:

    ELECTIVE CONTRIBUTIONS

    Participants may contribute each pay period before-tax, after-tax (up to 10%), or a combination of both, not to exceed 80% of their base salary to the Plan through payroll deduction. The Internal Revenue Code of 1986, as amended (the "Code"), imposes a limitation (adjusted annually for cost of living increases) on participants' before-tax contributions to plans, which are qualified under Code Section 401(k), and other specified tax favored plans. This limit per the Code was $13,000 for employees under age 50 and $16,000 for employees over age 50 for 2004, which limits also applied to participants who earned at least $90,000 in the year prior to 2004. For 2003, the limit was $12,000 for employees under age 50 and $14,000 for employees over age 50, which limits also applied to participants who earned at least $90,000 in the year prior to 2003. The Plan complied with nondiscrimination requirements under the Code for 2004 and 2003.

    COMPANY MATCHING CONTRIBUTIONS

    Upon a participant's completion of one year of service, the Company matches participants' before-tax contributions quarterly on a dollar for dollar basis up to 3% of base salary. A participant must be employed by the Company on the last working day of the quarter to receive Company Matching Contributions.

    Effective January 1, 2005, the Plan provides that certain employees within the Company's U.S. Business Travel, Global Business Travel and Global Commercial Card, who are less than age 40 on December 31, 2004, or who have less than five years of service on December 31, 2004, regardless of age, instead receive Company Matching Contributions based upon 50% of the first 3% of base salary.

    PROFIT SHARING CONTRIBUTIONS

    Upon a participant's completion of one year of service additional Company contributions of 0-7% of the participants' base salary may be made annually at the Company's discretion based, in part, on the Company's performance. Participants must be employed on the last working day of the plan year (or be disabled under the terms of the Plan) to be eligible for any Profit Sharing Contributions made for that plan year. Contributions to eligible employees are made regardless of whether the eligible employee contributes to the Plan. Profit Sharing Contributions were 4.25% and 3.75% of base salary in 2004 and 2003, respectively.

    COMPANY STOCK CONTRIBUTIONS

    Upon a participant's completion of one year of service the Company contributes 1% of each eligible employee's base salary quarterly regardless of whether the eligible employee contributes to the Plan. This contribution is invested in the American Express Company Stock Fund. A participant must be employed by the Company on the last working day of the quarter to receive Company Stock Contributions.

LIMIT ON CONTRIBUTIONS

     For purposes of the Plan, base salary is a participant's regular cash compensation up to $205,000 and $200,000 in 2004 and 2003, respectively, before tax deductions and certain other withholdings. Base salary does not include bonuses, overtime, commissions and certain other amounts.

TRANSFER OF ACCOUNT BALANCES

     Participants' account balances may be transferred among the Plan's investment options upon instructions from the participant, except that the Company Stock Contributions and amounts held in transfer accounts pursuant to the merger of the American Express Stock Ownership Plan into the Plan on December 1, 1994 ("SOP Transfer Account"), could not be transferred from the American Express Company Stock Fund prior to August 2, 2004 until the participant had attained age 55. Effective August 2, 2004, participants may transfer the Company Stock Contributions and the SOP Transfer Account to the Plan's available investment funds.

ROLLOVERS

     A Rollover is a transfer to the Plan of a qualified distribution in accordance with the provisions of the Plan. Rollovers into the Plan are not subject to Company Matching Contributions.

VESTING

     Participants are immediately vested in their before-tax and after-tax contributions, Company Matching Contributions, Company Stock Contributions, Rollovers, and income and appreciation on the foregoing. Profit Sharing Contributions, and income and appreciation thereon, are fully vested after five years of service, upon retiring at or after attaining the Plan's normal retirement age (65), upon becoming disabled or at death. Company Profit Sharing Contributions not vested at the time of termination of employment are forfeited and used to reduce future Company contributions. Forfeitures were $3,714,495 in 2004 and $4,098,113 in 2003.

TAX DEFERRALS

     As long as the Plan remains qualified and the related Trust (the "Trust") remains tax exempt, amounts invested in the Plan through participant and Company contributions and Rollovers, as well as the income and appreciation on such amounts, are not subject to Federal income tax until distributed to the participant.

DISTRIBUTIONS AND WITHDRAWALS

     Upon disability, death or retirement at or after attaining the Plan's normal retirement age (65), participants or their beneficiaries are eligible to receive a distribution of the full value of their accounts. If employment ends for other reasons, participants are eligible to receive a distribution of their vested account balance. If employment ends, participants (or their beneficiaries) may elect to receive their vested balance as a lump sum cash amount, American Express Company common shares, shares of any AXP mutual fund, or a combination of cash and shares. If the account balance is greater than $5,000, participants may elect to defer distribution until age 65. If the account balance is $5,000 or less, the distribution will be made in a lump sum following the end of employment. A participant may request a withdrawal of all or a portion of their vested account balance subject to limitations under the terms of the Plan and certain tax penalties imposed by the Code.

LOAN PROGRAM

     Participants are also entitled to apply to the EBAC for a loan from the Plan, subject to certain Plan restrictions. Repayments of the loan, including interest, are allocated to participants' investment accounts in accordance with the election in effect for new contributions at the time of repayment. In the event of a loan default, the EBAC may direct the Trustee to treat the outstanding loan balance as an early withdrawal of funds from the Plan thereby subjecting the balance to income tax plus any penalties imposed by the Code.

2. SIGNIFICANT ACCOUNTING POLICIES

VALUATION OF INVESTMENTS

     Investment contracts, which are fully benefit responsive, are carried at contract value. Contract value represents the face amount of the contract plus interest at the contract rate. Investments in American Express Company common shares are valued at the last quoted sales price on the New York Stock Exchange on the last business day of the plan year. Investments in mutual funds and collective investment funds are valued at the closing net asset values of the funds on the last business day of the plan year. Participant loan accounts are valued at cost, which approximates fair value. All other investments are carried at fair value.

PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

OTHER

     Purchases and sales of securities are reflected on a trade-date basis. The cost of securities sold is determined using the average cost method. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded on the accrual basis. As required by the Plan, all dividend and interest income is reinvested into the same investment funds in which the dividends and interest arose.

     The accompanying financial statements have been prepared on the accrual basis of accounting and include the use of management estimates in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

3. INVESTMENTS

INVESTMENT ELECTIONS

     A participant may currently elect to invest contributions in any combination of investment funds in increments of 1% and change investment elections for future contributions on any business day the New York Stock Exchange is open, with the exception of the SMBA. The SMBA has a minimum initial transfer of $3,000 and additional increments of at least $500. Future contributions cannot be made directly to the SMBA.

INVESTMENT FUNDS

     A brief description of the investment funds at December 31, 2004 is set forth below:

     AMERICAN EXPRESS COMPANY STOCK FUND - Is considered to be an Employee Stock Ownership Plan ("ESOP") effective April 4, 2002. The Fund invests primarily in the Company's common stock, purchased in either the open market or directly from the Company, and in cash or short-term cash equivalents.

     ISP INCOME FUND - Invests in various investment contracts, directly or indirectly, offered by insurance companies or other financial institutions. Contracts may be subject to penalties if they are terminated before their stated maturity if the purpose for termination is other than to obtain funds for ordinary participant benefit payments. The average yield on investment contracts was 4.10% and 3.87% for 2004 and 2003, respectively. The weighted average crediting rates on investment contracts was 4.10% and 3.87% at December 31, 2004 and 2003, respectively. AETC acts as investment manager for the ISP Income
Fund. The fund also invests in the American Express Trust Stable Capital Fund (which invests primarily in a diversified pool of high quality bonds together with book value contracts of varying maturity, sizes and yields) and the American Express Trust Money Market Fund I (which invests primarily in short-term debt instruments). The goal of these funds is to maximize current income consistent with the preservation of principal.

     THE "AMERICAN EXPRESS FUNDS" - The "American Express Funds" - the AXP(R) Diversified Bond Fund, AXP(R) Mutual Fund, AXP(R) New Dimensions Fund, AXP(R) Stock Fund, AXP(R) Threadneedle Global Balanced Fund and AXP(R) Equity Select Fund - are mutual funds offered to the general public. Each of the AXP(R) Funds is managed by AEFC and distributed by American Express Financial Advisors Inc., a wholly-owned subsidiary of AEFC. Morgan Stanley Institutional Fund International Equity Portfolio (Class A) is managed by Morgan Stanley Dean Witter Asset Management.

     COLLECTIVE FUNDS - The American Express Trust Small Cap Equity Index Fund I, American Express Trust Equity Index Fund III, American Express Trust Short-Term Horizon (25:75) Fund, American Express Trust Medium-Term Horizon (50:50) Fund and the American Express Trust Long-Term Horizon (80:20) Fund are collective funds, managed by AETC.

     SELF-MANAGED BROKERAGE ACCOUNT (MUTUAL FUNDS ONLY) - The SMBA gives participants the freedom to invest in a wide variety of mutual funds in addition to the other aforementioned investment options. Participants are provided a list of over 900 mutual funds to make choices and investment selections of their own design.

     At December 31, 2004, the fair value of investment contracts was estimated to be $463,459,056. Fair value for traditional investment contracts was estimated based upon discounting future cash flows under the contract at current interest rates for similar investments with comparable terms. Fair value for synthetic contracts was estimated based on the market values of the underlying securities. Related wrap instruments for synthetic contracts were valued at the difference between the fair value of the underlying securities and the contract value attributable by the wrapper to such assets. Contracts with maturities of one year or less were valued at contract value, which approximates fair value. This valuation is made in accordance with Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" and does not necessarily reflect the value that would be realized as a result of premature liquidation of the contracts.

     During 2004 and 2003, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as follows:

                                                                                  YEAR ENDED DECEMBER 31,
                                                                               2004                   2003
                                                                       ---------------------  -----------------------
Net realized and unrealized appreciation in fair value of
  investments:

Mutual funds                                                                   $ 48,795,481              $198,817,817
Collective investment funds                                                      30,667,095                36,415,646
American Express Company Stock Fund                                             182,171,222               304,919,981
American Express ISP Income Fund                                                  1,939,649                 2,569,688
                                                                       ---------------------  -----------------------
                                                                               $263,573,447              $542,723,132
                                                                       =====================  =======================

     At December 31, 2004 and 2003, investments with a fair value representing 5% or more of the Plan's net assets were as follows:

                                                  NUMBER OF
DESCRIPTION                                         SHARES                    COST                 FAIR VALUE
-------------------------------------------  ----------------------  ------------------------  ---------------------
2004
Common Shares
American Express Company -                               7,469,469              $125,823,022           $421,053,994
        Nonparticipant-Directed
American Express Company -                              14,199,682              $316,980,383           $800,436,048
        Participant-Directed

Mutual Funds
AXP(R)New Dimensions                                    22,624,332              $609,544,840           $548,187,556
         Fund, Inc.

2003
Common Shares
American Express Company -                               7,893,371              $125,028,489           $380,697,271
        Nonparticipant-Directed
American Express Company -                              15,119,598              $316,108,477           $729,218,224
        Participant-Directed

Mutual Funds
AXP(R)New Dimensions                                    24,188,951              $663,848,473           $577,632,138
         Fund, Inc.


4. RISKS AND UNCERTAINTIES

     The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

5. INCOME TAX STATUS

     The Plan has received a favorable determination letter from the Internal Revenue Service ("IRS") dated February 20, 2004 to the effect that the Plan is qualified and that the Trust established under the Plan is tax-exempt and the Plan satisfies the requirement of Code section 4975(e)(7) as an Employee Stock Ownership Plan. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore believes that the Plan, as amended, is qualified and the related trust is tax-exempt and the Plan satisfies the requirements of 4975(e)(7).

6. SUBSEQUENT EVENT

     On February 1, 2005, the Company announced plans to pursue a tax-free spin-off of the common stock of AEFC through a special dividend to American Express common shareholders. The final transaction, which is subject to certain conditions including receipt of a favorable tax ruling and/or opinion, necessary regulatory approvals and approval by the Company's Board of Directors, is expected to close in the third quarter of 2005.

                             SUPPLEMENTAL SCHEDULES

                                                                  EIN 13-4922250
                                                                     Plan #: 002

                     American Express Incentive Savings Plan
            Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                December 31, 2004

                                                                   NUMBER OF SHARES /
IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY             UNITS OR FACE AMOUNT            COST              CURRENT VALUE
--------------------------------------------------------------   -----------------------   -------------------    ------------------
MUTUAL FUNDS -
     AXP(R) New Dimensions Fund, Inc. *                                  22,624,332           $  609,544,840          $  548,187,556

     AXP(R) Diversified Bond Fund, Inc. *                                20,518,926               98,758,398             100,337,547

     AXP(R) Mutual Fund, Inc.*                                            5,617,238               64,388,782              54,824,243

     AXP(R) Stock Fund, Inc. *                                            8,154,252              165,451,324             157,621,684

     AXP(R) Threadneedle Global Balanced Fund, Inc. *                     3,016,655               14,929,556              16,923,432

     AXP(R) Equity Select Fund, Inc. *                                   10,583,880              111,254,975             139,813,047

     MSIF International Equity (Class A)                                  6,097,871              114,543,716             127,994,311
                                                                                            -------------------   ------------------

                                                                                               1,178,871,591           1,145,701,820
                                                                                            -------------------   ------------------

COLLECTIVE INVESTMENT FUNDS -
     American Express Trust Horizon Short-Term Fund *                       473,443                8,945,484               9,579,174

     American Express Trust Horizon Medium-Term Fund *                    3,677,444               80,364,417              91,755,909

     American Express Trust Horizon Long-Term Fund *                      1,541,565               33,691,476              40,109,967

     American Express Trust Small Cap Equity Index I Fund *               5,795,897               72,258,450              94,774,515

     American Express Trust Equity Index III Fund *                       2,284,221               62,792,614              75,084,612
                                                                                            -------------------   ------------------

                                                                                                 258,052,441             311,304,177
                                                                                            -------------------   ------------------
AMERICAN EXPRESS COMPANY STOCK FUND -
     American Express Trust Money Market Fund I *                        28,342,510               28,342,510              28,342,510

     American Express Company Common Shares *                            21,669,151              442,803,405           1,221,490,042
                                                                                            -------------------   ------------------

                                                                                                 471,145,915           1,249,832,552
                                                                                            -------------------   ------------------


SELF-MANAGED BROKERAGE ACCOUNT                                                                    78,070,012              87,039,118
                                                                                            -------------------   ------------------



* Indicates Party-in-interest

                                                                    NUMBER OF SHARES /
IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY              UNITS OR FACE AMOUNT             COST             CURRENT VALUE
---------------------------------------------------------------    ----------------------    -------------------    ----------------
AMERICAN EXPRESS ISP INCOME FUND -
      American Express Trust Money Market Fund I *                        12,714,693               12,714,693            12,714,693

      American Express Trust Stable Capital Fund *                         2,696,803               51,926,935            52,951,720

      Investment Contracts:
      AIG Financial II
         Contract #327774, 3.91%                                          45,182,579               52,555,702            52,555,702
      Managed Synthetic GIC Wrap
         Instrument for AIG Financial II #327774                                  --               (7,373,123)           (7,373,123)

      Bank of America I
         Contract #01-132, 3.77%                                          41,551,117               47,637,636            47,637,636
      Managed Synthetic GIC Wrap
         Instrument for Bank of America #01-132                                   --               (6,086,519)           (6,086,519)

      CDC II
          Contract #1025-06, 4.25%                                        28,907,774               37,379,884            37,379,884
      Managed Synthetic GIC Wrap
         Instrument for CDC II #1025-06                                           --               (8,472,110)           (8,472,110)

      JP Morgan/Chase I
          Contract #A1SP01, 4.78%                                         31,495,346               47,120,556            47,120,556
      Managed Synthetic GIC Wrap
         Instrument for JP Morgan/Chase I #A1SP01                                 --              (15,625,210)          (15,625,210)

      Met Life
          Contract #28972, 3.71%                                          29,940,888               34,481,493            34,481,493
      Managed Synthetic GIC Wrap
         Instrument for Met Life #28972                                           --               (4,540,605)           (4,540,605)

      Monumental Life II
         Contract #MDA00633TR, 4.46%                                      11,638,440               14,928,744            14,928,744
      Managed Synthetic GIC Wrap
         Instrument for Monumental Life II #MDA00633TR                            --               (3,290,304)           (3,290,304)

      Monumental Life V
          Contract #MDA00375TR, 3.87%                                     18,868,728               22,937,132            22,937,132
      Managed Synthetic GIC Wrap
         Instrument for Monumental Life V #MDA00375TR                             --               (4,068,404)           (4,068,404)

      * Indicates Party-in-interest

                                                                    NUMBER OF SHARES /
IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY              UNITS OR FACE AMOUNT            COST             CURRENT VALUE
--------------------------------------------------------------    -----------------------   -------------------   ------------------
     Pacific Life
        Contract #G-26755-00, 3.90%                                      41,775,781               43,982,394             43,982,394
     Managed Synthetic GIC Wrap
        Instrument for Pacific Life #G-26755-00                                  --               (2,206,613)            (2,206,613)

     Rabobank I
        Contract #060101, 4.22%                                          30,565,365               36,999,306             36,999,306
     Managed Synthetic GIC Wrap
        Instrument for Rabobank I #060101                                        --               (6,433,941)            (6,433,941)

     RBC I
        Contract #20903, 4.13%                                           13,975,297               17,492,050             17,492,050
     Managed Synthetic GIC Wrap
        Instrument for RBC I #20903                                              --               (3,516,753)            (3,516,753)

     RBC II
        Contract #10903, 4.97%                                           17,876,810               24,602,618             24,602,618
     Managed Synthetic GIC Wrap
        Instrument for RBC II #10903                                             --               (6,725,808)            (6,725,808)

     State Street II
        Contract #101063, 4.17%                                          31,183,846               37,779,289             37,779,289
     Managed Synthetic GIC Wrap
        Instrument for State Street II #101063                                   --               (6,595,443)            (6,595,443)

     UBS III
        Contract #4227, 3.94%                                            39,467,202               45,562,253             45,562,253
     Managed Synthetic GIC Wrap
        Instrument for UBS III #4227                                             --               (6,095,051)            (6,095,051)

                                                                                            -------------------    -----------------
                                                                                                 382,429,173             382,429,173
                                                                                            -------------------    -----------------
                                                                                                 447,070,801             448,095,586
                                                                                            -------------------    -----------------
LOANS TO PARTICIPANTS *
     Various, 4.00% - 13.50%, due 12/03 - 10/33                                                                          108,045,635
                                                                                                                   -----------------

                                                                                                                    $  3,350,018,888
                                                                                                                   =================


     * Indicates Party-in-interest

                                                                  EIN 13-4922250
                                                                     Plan #: 002

                     American Express Incentive Savings Plan
                     Schedule H, Line 4i - Schedule of Assets
                (Acquired and Disposed of Within the Plan Year)
                              December 31, 2004


                                                                    NUMBER OF SHARES /           COSTS OF              PROCEEDS OF
IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY              UNITS OR FACE AMOUNT        ACQUISITIONS           DISPOSITIONS
--------------------------------------------------------------    -----------------------   -------------------   ------------------
     INVESTMENT CONTRACTS -
       RBC I, 4.13%                                                         450,000            $     450,000          $      450,000

       Rabobank I, 4.22%                                                  1,850,000            $   1,850,000          $    1,850,000

       Bank of America I, 3.77%                                           1,900,000            $   1,900,000          $    1,900,000

                                                                 EIN: 13-4922250
                                                                     Plan #: 002

                     American Express Incentive Savings Plan
            Schedule H, Line 4j - Schedule of Reportable Transactions
                          Year Ended December 31, 2004

                                          SHARES/UNIT OR
DESCRIPTION OF ASSETS                       FACE AMOUNT      PURCHASE PRICE      SELLING PRICE      COST OF ASSET    NET GAIN (LOSS)
------------------------------------    -----------------    ---------------    ---------------    ---------------   ---------------

CATEGORY (iii) - SERIES OF TRANSACTIONS IN EXCESS OF 5% OF THE FAIR VALUE OF PLAN ASSETS

AET Money Market I                            244,599,734       $244,599,734          $ --            $244,599,734        $ --
                                              247,195,839         $ --              $247,195,839      $247,195,839        $ --

AXP(R)New Dimensions Fund, Inc.                 2,618,928        $61,652,478          $ --             $61,652,478        $ --
                                                4,184,525         $ --               $98,758,615      $115,975,597     ($17,216,982)

American Express Stock Pooled
  Account                                         993,805        $73,443,878          $ --             $73,443,878        $ --
                                                1,928,762         $ --              $144,666,363      $150,710,689      ($6,044,326)





Note: There were no category (i), (ii) or (iv) reportable transactions during the plan year ended December 31, 2004.

                                    SIGNATURE


     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        AMERICAN EXPRESS INCENTIVE SAVINGS PLAN





                                             By  /s/  Valeria M. Christensen
                                                 -------------------------------
                                                      Valeria M. Christensen
                                                      Delegate
                                                      Employee Benefits
                                                        Administration Committee


Date:  June 16, 2005

                                  EXHIBIT INDEX


EXHIBIT
NUMBER     DESCRIPTION
--------   -----------
23.1       Consent of Independent Registered Public Accounting Firm